Independent Accountant's Review Report

To Management of MaestroConference, Inc.

I have reviewed the accompanying financial statements of MaestroConference, Inc. which comprise the Balance Sheet as of December 31, 2015 and 2014, respectively and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. A review includes primarily applying analytical procedures to Management's financial data and making inquiries to the Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Vatsal Thakkar, CPA

Chicago, IL

8/2/2016

1

MaestroConference, Inc.
Balance Sheet Summary
As of December 31,2015

	Jan - Dec 2014	Jan - Dec 2015
ASSETS		
Current Assets		
Bank Accounts	85,437.41	25,686.50
Accounts Receivable	4,375.35	14,000.00
Other current assets	675.64	700.64
Total Current Assets	**$90,488.40**	**$40,387.14**
Fixed Assets	982.18	982.18
Other Assets	2,700.00	2,700.00
TOTAL ASSETS	**$94,170.58**	**$44,069.32**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	51,215.67	59,073.08
Credit Cards	6,615.23	17,531.56
Other Current Liabilities	156,883.89	212,212.10
Total Current Liabilities	**$214,714.79**	**$288,816.74**
Long-Term Liabilities	412,147.72	411,236.09
Total Liabilities	**$626,862.51**	**$700,052.83**
Equity	(532,691.93)	(655,983.51)
TOTAL LIABILITIES AND EQUITY	**$94,170.58**	**$44,069.32**

MaestroConference, Inc.
Profit and Loss
January 2014 - December 2015

	Jan - Dec 2014	Jan - Dec 2015
Income		
Regular Platform	805,056.53	907,840.34
Special- Cyclical Political Campaign	32,000.00	57,701.08
Other Op. Revenue	4,373.28	1,366.00
Total Income	**$841,429.81**	**$966,907.42**
Gross Profit	**$841,429.81**	**$966,907.42**
Expenses		
Selling	97,634.47	77,999.74
Advertising & Marketing	173,583.33	235,640.17
Eng. Dev and Operations	540,800.11	576,680.89
General & Administrative	281,256.84	314,272.77
Deferred Repurchase	148,479.70	0.00
Total Expenses	**$1,241,754.45**	**$1,204,593.57**
Net Operating Income	**$(400,324.64)**	**$(237,686.15)**
Interest Expense	6,000.00	15,627.54
Non-convertible Notes	22,550.04	22,574.64
Other Income/(Expense)	87.27	(2,767.35)
Net Income	**$(428,787.41)**	**$(278,655.68)**

MaestroConference, Inc.
Statement of Cash Flows
January 2014 - December 2015

	Jan - Dec 2014	Jan - Dec 2015
OPERATING ACTIVITIES		
Net Income	(430,616.37)	(275,455.68)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(375.35)	(9,649.65)
Employee Advance	(650.00)	0.00
Accounts Payable	35,020.88	7,857.41
Bank Financing	(14,378.44)	2,103.68
Accrued Liabilities	2,700.00	0.00
Deferred Revenue	10,805.30	15,806.33
Loan Payable	100,000.00	41,499.53
Payroll Liabilities	(1,597.47)	(1,977.65)
Line of credit	(136.11)	8,812.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$131,388.81**	**$64,452.30**
Net cash provided by operating activities	**$(299,227.56)**	**$(211,003.38)**
FINANCING ACTIVITIES		
Note Payable	2,142.32	(911.63)
Opening Balance Equity	0.00	(2,835.90)
Common Stock	200.00	0.00
Preferred Stock	265,129.00	155,000.00
Net cash provided by financing activities	**$267,471.32**	**$151,252.47**
Net cash increase for period	**$(31,756.24)**	**$(59,750.91)**

Notes to the Financial Statements

Nature of Activities
The MaestroConference, Inc. was incorporated in the State of California on March 20, 2007 under the name of "MaestroConference, Inc.". MaestroConference is engaged in the business of hosted technology service for highly interactive conferencing, and is used for webinars, teleseminars, conference calls and other hosted conference formats.

Basis of Presentation and Accounting
The accompanying financial have been prepared utilizing the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States ("GAAP") and includes the two years ended December 31, 2015, and 2014.

Cash and Cash Equivalents
For the purposes of the financial statements, cash and cash equivalents include cash and / or other instruments with a three month or less maturity. For periods ending December 31, 2015, and 2014 the company did not hold any cash equivalents with a three month or less maturity. The balance sheets reflect cash held within banks within the United States and is stated at realizable value.

Accounts Receivables and Allowance for Doubtful Accounts
Accounts receivables reflected in the financial statements are recorded at net realizable values. The Company does not reflect an accrual for the allowance of estimated losses resulting from the failure of clients to make required payments. In lieu, receivables are charged off to bad debt when deemed uncollectible.

Line of Credit
The Company has $40,000 of unused line of credit which has not been used during the year 2014 and 2015.

Loans Payables
The company has unsecured loans payables of $141,500 and $100,000 as of year ending December 31, 2015 and 2014 respectively. The loans repayment commences in August 2016 and ends in June 2017. During this period, the Company will be repaying the principal along with 6% interest rate.

Revenue Recognition
The majority of customer revenue of the customer revenue is generated through monthly subscriptions. Revenue is recognized when (i) Evidence of an arrangement exists; (ii) Delivery has occurred; (iii) Fees are fixed or determinable; and (iv) Collection is considered probable.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Subsequent Events
In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 2, 2016, the date the financial statements were available to be issued.